January 23, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Offering Statement on Form 1-A Filed December 13, 2022 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022 (the “Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated January 6, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A Filed December 13, 2022

Cover Page

1.

Comment: Please revise to disclose the amount of securities offered for each series offering. Refer to Item 1(d) of Part II of Form 1-A.

Response: In response to the Staff’s comment, the Company has added disclosure to the table on the Cover Page of Amendment No. 1 reflecting its current estimate of the amount of securities offered for each series. The Company will revise these amounts when they are known in a subsequent pre-qualification amendment to the Form 1-A.

2.

Comment: Please disclose the approximate date of commencement of proposed sale to the public for your Series 500 and Series 501 offerings. Refer to Item 1(i) of Part II of Form 1-A.

Response: In response to the Staff’s comment, the Company has added disclosure to the Series Offering Table on page 1 of Amendment No. 1 indicating that commencement of sales to the public will occur promptly following qualification of the Offering Statement. The exact dates will be filled in after qualification when the final Offering Circular is filed pursuant to Rule 253(g).

3.

Comment: We note your disclosure that you expect to facilitate secondary trading of Class A shares of each series through an alternative trading system, or ATS, operated by one or more independent third party broker-dealers, which “may provide a liquidity option for U.S. investors and investors in certain non-U.S. jurisdictions.” If true, please revise to clarify that there is currently no secondary trading of Class A shares of each series on an ATS and state that no assurance can be given that an ATS will provide investors with an effective means of selling their Class A shares.

Response: In response to the Staff’s comment, the Company has added disclosure to the Cover Page. Please note that similar disclosure is also included throughout the Form 1-A, including in the risk factor entitled “Selling your Class A shares may be difficult, or even impossible” on page 23 of Amendment No. 1.

Summary
Management Services, page 3

4.

Comment: We note your disclosure that “the Administrator will pay all of the [your] ordinary ongoing operating costs and expenses and manage all management services relating to [your] business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding.” Please revise to clarify what “at a rate of 1.5% of the total equity interests of each segregated portfolio” means. For example, the use of the term “rate” insinuates that the issuance of the preferred equity interests are not a one time fee but ongoing, i.e. annually, etc. Please revise to more specifically discuss this management fee so investors can fully understand how their equity interest will be diluted upon the initial closing and throughout the holding of the associated Artwork.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “Management Services” on page 3 of Amendment No. 1.

5.

Comment: We note your disclosure that each series of the Company will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, and that Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances. Please clarify whether such fees and reimbursements would be payable in preferred equity interests similar to the other fees payable to the Administrator.

Response: Each series of the Company will reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses out of the cash proceeds from a sale of the Artwork of such series. These costs, payments and expenses will be payable in cash and not in equity interests. In response to the Staff’s comment, the Company has also revised its disclosure under “Management Services” on page 3 of Amendment No. 1.

Organizational and Capital Structure, page 4

6.

Comment: Please clarify whether the diagram on page 4 depicts the organizational structure that will exist prior to, or following, a series offering. In this regard, your disclosure suggests that the diagram depicts the post-offering scenario, yet the Regulation A investors do not appear to have any equity interests represented in the diagram.

Response: We have revised the lead-in language to the diagram on page 4 of the Form 1-A to clarify that it depicts the organizational structure of Masterworks that will exist following a series offering and the commercial relationships that will exist between the Company and Masterworks. We also revised the organizational structure diagram on page 4 of Amendment No. 1 to indicate that immediately following the consummation of a series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series.

7.

Comment: We note that the table included on page 5 depicts the ownership of the Class A, B and C shares and the SPC Ordinary and SPC Preferred shares. We also note that the various shares possess significantly different economic rights. Please include an additional table or chart which more clearly details the economic rights of the various shares disclosed in this capital structure diagram.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “Organizational and Capital Structure” on page 5 of Amendment No. 1.

Use of Proceeds to Issuer, page 39

8.

Comment: For each series offering, please revise to disclose the approximate amount intended to be used for each principal purpose, i.e. the purchase of the Artwork and any true-up payments. Refer to Item 6 of Part II of Form 1-A. Please consider adding a chart or some other presentation so that investors can clearly understand the use of proceeds for each series offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the “Use of Proceeds” section on page 39 of Amendment No. 1.

Summary of Administrator Compensation and Expense Reimbursement, page 62

9.

Comment: For each series, please include the “Example of compensation and expense calculation” disclosure you have included in prior filings with respect to the number of SPC Preferred shares that would be issued to the Administrator per annum over a hold period of a piece of Artwork of up to 10 years and the corresponding aggregate value of the liquidation preference and ownership percentage of the total Class A shares outstanding.

Response: In response to the Staff’s comment, the Company has added disclosure to the “Summary of Administrator Compensation and Expense Reimbursement” section on page 62 of Amendment No. 1.

Management Compensation, page 67

10.

Comment: We note your general description of the various forms of compensation or expense reimbursement that have been or will be paid in each series offering. To the extent quantifiable, please revise to disclose the actual payments, fees or share issuances which have been or will be paid in each series offering. Please consider adding a chart or some other presentation so that investors can clearly understand the management compensation which has been paid or will be paid with respect to each series offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the “Management Compensation” section beginning on page 67 of Amendment No. 1. As noted in the Form 1-A, certain payments or fees which may be paid in each series offering are not yet quantifiable, but will be disclosed in a Current Report on Form 1-U if and when they are determined.

Management fees are earned ratably pursuant to a formula which is clearly described throughout the Offering Circular and the Company has provided an illustrative example of such compensation over a hypothetical ten-year period on page 62 of Amendment No. 1 as noted in the Company’s Response to Comment 9. In addition, as disclosed on page 62 of Amendment No. 1, although the number of SPC Preferred shares issuable to Masterworks and the absolute dollar amount of the aggregate liquidation preference will be different for each series in direct proportion to the relative size of the offering, the most important information for investors, which is the percentage of ownership Masterworks receives over time in respect of its management compensation arrangement (i.e. the percentages in the column entitled “Aggregate Ownership Percentage of Total SPC Shares”), which reflects the actual dilution to Class A shareholders resulting from such arrangement, will be the same as the percentages reflected in the illustrative table for all series irrespective of the relative size of their respective offerings. The Company believes that providing a separate table for each series offering (in which the dilution percentages will all be the same for every series) is unnecessary and overly cumbersome disclosure. The Company has also added disclosure on page 62 of Amendment No. 1 to indicate that the actual number of SPC Preferred shares earned by Masterworks in respect of each series will be disclosed on a semi-annual basis on Form 1-K and 1-SA, respectively.

The Company has also added the actual true-up amount that will be paid with respect to each series offering on page 39 of Amendment No. 1, which is a one-time payment for each series and therefore is now fully disclosed for the series for which we are currently seeking qualification and will be fully disclosed for any future series. The only other elements of compensation or expense are transactional and extraordinary or non-routine costs and expenses and the 20% profit sharing represented by the Class B shares, all of which are unknown and cannot be quantified until the Artwork of a series is sold.

Shareholder Distributions, page 81

11.

Comment: We note your disclosure throughout your filing that SPC Preferred shares are convertible into Class A shares of a series, and that these issuances of SPC Preferred shares will effectively dilute the ownership interests of Class A shareholders in a piece of Artwork. Please clarify here, and elsewhere in your filing, as applicable, whether holders of SPC Preferred shares may receive both their liquidation preference and participate in the distribution of funds to the Class A holders upon conversion of the SPC Preferred shares into Class A shares. In this regard, please consider adding a distribution waterfall detailing the economic waterfall factoring in the Class A, B, C shares of a series and the SPC Ordinary and Preferred shares of a series over your anticipated holding period of between 3-10 years.

Response: In response to the Staff’s Comment, the Company has added revised disclosure to the “Shareholder Distributions” section on page 81 of Amendment No. 1, which now provides clear disclosure of the economic waterfall for distributions following a sale of Artwork which incorporates the economic rights of all relevant securities. The Company has also clarified on pages 62 and 81 of Amendment No. 1 that Masterworks may receive distributions in connection with a sale of Artwork in respect of its SPC Preferred shares or Class A shares into which the SPC Preferred shares have been exchanged, but not both. The Company believes that based on the revised disclosures in the Form 1-A, investors in the Company have sufficient information to determine their relative economic interests and those of Masterworks. The Company does not believe a hypothetical distribution waterfall for a multi-year period would be meaningful to investors. Any such presentation would require the Company to make assumptions or projections about the appreciation rate and selling price of the artwork for each year and would, of necessity, reflect a constant rate of appreciation or depreciation of the artwork for each year presented, which could be misleading since artwork does not appreciate or depreciate ratably over time. Moreover, the Company will file a Form 1-U (consistent with Masterworks’ practice for other issuers) in connection with each sale of Artwork containing an exhibit with a detailed calculation of the distribution waterfall.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission Taylor Beech/U.S. Securities and Exchange Commission